SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Preview of income statement for second quarter of 2007.

Preview of income statement for second quarter 2007

Lower oil prices and good refining margins mark second quarter 2007 results

Unaudited figures (IFRS)

2Q 2006	1Q 2007	2Q 2007	% Variation 2Q07/2Q06	SECOND QUARTER 2007 RESULTS	Jan-Jun 2006	Jan-Jun 2007	% Variation 07/06
REPORTED EARNINGS (Million euro)
1,690	1,407	1,440	-14.8	INCOME FROM OPERATIONS	3,294	2,847	-13.6
920	888	818	-11.1	NET INCOME	1,782	1,706	-4.3
PROFORMA INDICATORS (Million euro)
1,602	1,409	1,416	-11.6	ADJUSTED OPERATING INCOME	3,186	2,825	-11.3
857	838	799	-6.8	ADJUSTED NET INCOME	1,701	1,637	-3.8
EARNINGS PER SHARE
0.75	0.73	0.67	-11.1	Euros per share	1.46	1.40	-4.3
0.96	0.97	0.91	-5.2	Dollars per share	1.85	1.89	2.2

SECOND QUARTER 2007 HIGHLIGHTS

•	The drop in reference oil prices and greater exploration activity are reflected in the Exploration & production area.

•	Good refining margins boost adjusted income from operations in Refining & marketing to Eu668 million.

•	The strength of the euro against the dollar has a negative impact of Eu90 million in second quarter income from operations.

•	Net income in the quarter was Eu818 million and income from operations reached Eu1,440 million.

1. BREAKDOWN OF THE CONSOLIDATED INCOME STATEMENT

1.1.- Second quarter results

Net income reached Eu818 million. Income from operations in the quarter was Eu1,440 million, showing a Eu250 million year-on-year variation.

This difference is basically explained by the strength of the euro against the dollar, up from $1.255/euro in second quarter 2006 to $1.348/euro in second quarter 2007, that had an adverse impact of Eu90 million in this quarter. The evolution of prices and margins, as detailed for each of the business units, is responsible for the remaining difference.

Liquids realisation prices were 7.6% down in the quarter. In Refining & marketing, earnings were higher thanks to wider refining margins in Spain and in Latin America.

Improved margins in Chemicals were negatively affected by weaker methanol activity in Latin America. Lastly, the Gas and power area reflected strong performance of the gas marketing activity in Spain.

EBITDA totalled Eu2,238 million, 5% down year-on-year. Earnings per share were Eu0.67 in second quarter 2007 versus Eu0.75 in the same quarter 2006.

1.2.- First half 2007 results

Net income in the first half of 2007 was Eu1,706 million versus Eu1,782 in the same period last year. Income from operations was Eu2,847 million while EBITDA totalled Eu4,274 million. Earnings per share reached Eu1.40 in the first six months compared to Eu1.46 in the equivalent period a year earlier.

As mentioned for the second quarter, the first six months were marked by the appreciation of the euro against the dollar, from $1.229/euro in first half 2006 to $1.329/euro in these six months, reducing income from operations by Eu195 million.

Exploration and production results were affected by the 6% drop in liquids realisation prices. As for Refining & marketing, higher refining margins, both in Spain and in Latin America, boosted income from operations, although the differentials in the cost of sales at replacement costs (CCS) and the MIFO (Weighted Average Cost Method) had an adverse impact of Eu155 million in comparison with the same period a year earlier.

Income in the Chemical business improved thanks to higher international margins. Lastly, the Gas & power, activity continued to reflect the positive performance of marketing activities in Spain.

2. BREAKDOWN OF RESULTS BY BUSINESS AREA

2.1. EXPLORATION & PRODUCTION

Unaudited figures (IFRS)

2Q 2006	1Q 2007	2Q 2007	% Variation 2Q07/2Q06		Jan-Jun 2006	Jan-Jun 2007	% Variation 07/06
1,012	625	657	-35.1	INCOME FROM OPERATIONS (Million euro)	1,928	1,282	-33.5
1,008	625	657	-34.8	ADJUSTED INCOME FROM OPERATIONS (Million euro)	1,927	1,282	-33.5
522.4	511.6	489.1	-6.4	OIL AND LIQUIDS PRODUCTION (Thousand boepd)	528.1	500.3	-5.3
3,389	3,217	3,236	-4.5	GAS PRODUCTION (Million scf/d)	3,369	3,227	-4.2
1,126.0	1,084.5	1,065.5	-5.4	TOTAL PRODUCTION (Thousand boepd)	1,128.1	1,074.9	-4.7
651	1,048	434	-33.3	INVESTMENTS (Million euro)	1,126	1,482	31.6
35	102	123	251.4	EXPLORATION EXPENSE (Million euro)	121	225	85.9

2Q 2006	1Q 2007	2Q 2007	% Variation 2Q07/2Q06	INTERNATIONAL PRICES ($/bbl)	Jan-Jun 2006	Jan-Jun 2007	% Variation 07/06
69.59	57.76	68.76	-1.2	Brent	65.66	63.22	-3.7
70.72	58.27	65.02	-8.1	WTI	67.13	61.67	-8.1

2Q 2006	1Q 2007	2Q 2007	% Variation 2Q07/2Q06	REALISATION PRICES	Jan-Jun 2006	Jan-Jun 2007	% Variation 07/06
49.51	41.09	45.76	-7.6	LIQUIDS ($/bbl)	46.12	43.35	-6.0
1.97	2.53	2.01	2.0	GAS ($/Kscf)	2.02	2.28	12.9

1,000 M scf/d = 28.32 M m3/d = 17.809 Mboepd

Adjusted income from operations in second quarter 2007 was Eu657 million against Eu1,008 million a year earlier, mainly affected by the following factors:

•	The 7% depreciation of the dollar against the euro in this quarter diminished earnings by Eu47 million.

•	The drop in realisation prices eroded results by Eu54 million, without considering Dubai and Bolivia.

•	Lower oil and gas production, also excluding Dubai and Bolivia, had a negative impact of Eu16 million.

•	Lastly, the end of activities in Dubai reduced income from operations by Eu53 million.

In addition, greater exploration activities combined with cost increases throughout the industry resulted in a Eu160 million drop in comparison with second quarter 2006. Furthermore, DD&A charges reduced operating income by Eu23 million.

The increase in the average price of gas was mainly because of higher average gas selling prices in Trinidad & Tobago and in Argentina, with average prices in this country reaching $1.49 per Kscf in this quarter, 5% more than in the same period last year. Nevertheless, considering that part of the price increase is attributable to higher taxes levied on gas exports in Argentina, this increase had a negligible impact on earnings.

Lower liquids production is mainly due to the end of activities in Dubai (21.3 kbopd), the entry into force of the new contracts in Bolivia (6.3 kbopd), in Argentina because the rupture of the multi-purpose Magallanes pipeline (2.6 kbopd), and other factors (15.4 kbopd). These effects were partially curtailed by increased production in the Albacora Leste field in Brazil (10.3 kbopd) and in Libya (3.6 kbopd).

At 3,236 Mscf/d (576.4 kboepd), gas production fell 4.5% year-on-year. This drop was mainly in Bolivia due to the previously mentioned effect (32.8 kboepd) and in Argentina because of the rupture of the Magallanes multi-purpose pipeline, partially compensated by increased production in Trinidad & Tobago (5.2 kboepd).

First half 2007 results

Adjusted income from operations in first half 2007 was Eu1,282 million versus Eu1,927 million in first half 2006. The reasons for this drop were mainly:

•	The 8.2% appreciation of the euro against the dollar had an adverse impact of Eu105 million.

•	The drop in realisation prices, excluding Dubai, Bolivia and Venezuela, eroded results by Eu124 million.

•	Lower oil and gas production, also excluding Dubai, Bolivia and Venezuela, reduced income by Eu23 million.

•

Additionally, the end of activities in Dubai resulted in a drop of Eu69 million while the entry into force of new contracts in Bolivia and the migration of operating contracts to joint ventures in Venezuela had a negligible impact on earnings.

In addition, greater exploration activities combined with cost increases throughout the industry reduced earnings by Eu247 million in comparison with the first half of 2006. Moreover, DD&A charges in these six months diminished operating income by Eu56 million.

Gas prices in the first six months averaged $2.28 per Kscf, 12.9% higher than in the same period a year ago. The increase in the average price of gas was mainly because of higher average gas selling prices in Trinidad & Tobago and in Argentina, where the average of $1.67 per Kscf in this quarter was 8% up year-on-year. Nevertheless, considering that part of this price increase is attributable to higher taxes levied on gas exports, mainly to Chile, the impact on earnings was irrelevant.

Total production in first half 2007 was 1,074,900 boepd, 4.7% down year-on-year mainly because of lower production in Bolivia due to the entry into force of the new contracts (21.8 kboepd), in Venezuela, caused by the migration of operating agreements to joint ventures in April 2006 (27.5 kboepd), in Dubai because of the end of operations (12.2 kboepd), and in Argentina because of the rupture of the Magallanes multi-purpose pipeline (9.3 kboepd). These effects were partially offset by production in the Albacora Leste field in Brazil (14.9 kboepd) and increased gas deliveries in Trinidad & Tobago (5.8 kboepd).

At 500,300 bopd, liquids production was 5.3% down year-on-year. This was mainly the result of lower production in Venezuela (14.6 kbopd) due to the migration of operating agreements to joint ventures in April 2006, in Dubai due to the termination of the contract (12.2 kbopd), and in Bolivia because of the entry into force of the new contracts (4.4 kbopd). These effects were partially compensated by production from the Albacore Leste field in Brazil (14.3 kbopd).

Gas production fell 4.2% year-on-year to 3,227 Mscf/d (574.6 kboepd) mainly in Bolivia (17.5 kboepd) because of the above-mentioned reasons and was partially offset by gas deliveries in Trinidad & Tobago (8.3 kboepd).

Second quarter investments in Exploration & Production amounted to Eu434 million, 33.3% less than in second quarter 2006. Investments in development, 93% of the total in the quarter, were spent mostly in Argentina (52.1%), the U.S. (21.9%), Trinidad & Tobago (10.7%), Algeria (6.1%), and Ecuador (2.9%).

At Eu1,482 million, first half 2007 investments in this area were 31.6% higher year-on-year mainly because of the acquisition of a 28% stake in Genghis Khan in the Gulf of Mexico (U.S.) and greater investments in development, as well as in the Canaport regassification plant and the Peru LNG project. Investments in development accounted for 51.6% of the total in the period, and were spent mostly in Argentina (50.5%), the U.S. (18.4%), Trinidad & Tobago (12%), Algeria (6.9%), and Ecuador (3.7%).

2.2. REFINING & MARKETING

Unaudited figures (IFRS)

2Q 2006	1Q 2007	2Q 2007	% Variation 2Q07/2Q06		Jan-Jun 2006	Jan-Jun 2007	% Variation 07/06
646	637	668	3.4	INCOME FROM OPERATIONS (Million euro)	1,249	1,305	4.5
576	633	668	16.0	ADJUSTED INCOME FROM OPERATIONS (Million euro)	1,181	1,301	10.2
14,736	14,502	15,701	6.5	OIL PRODUCT SALES (Thousand tons)	29,205	30,203	3.4
843	1,058	897	6.4	LPG SALES (Thousand tons)	1,965	1,955	-0.5
171	215	171	0.0	INVESTMENTS (Million euro)	305	386	26.6

2Q 2006	1Q 2007	2Q 2007	% Variation 2Q07/2Q06	REFINING MARGIN INDICATORS ($/bbl)	Jan-Jun 2006	Jan-Jun 2007	% Variation 07/06
7.32	6.54	7.76	6.0	Spain	5.96	7.15	20.0
9.83	10.11	13.91	41.5	ABB	9.13	12.02	31.7
7.69	7.28	9.38	22.0	Repsol YPF	6.69	8.33	24.5

Adjusted income from operations in second quarter 2007 was Eu668 million, 16.0% higher year-on-year. This increase was achieved largely because of higher refining margins and the positive evolution of the margin-volume mix in marketing activities. The following are the key factors contributing to these results:

•	A $1.17/bbl increase in the refining margin thanks to wider gasoline spreads coupled with higher distillation levels (6.4%), boosting income from operations by approximately Eu120 million.

•	The depreciation of the dollar against the euro reduced results by Eu41 million.

•	Differentials in the cost of sales at replacement costs (CCS) and the MIFO system generate a positive effect of Eu46 million in comparison with second quarter 2006.

•	The positive evolution of the margin-volume mix in marketing and LPG activities improved income in second quarter 2007 by Eu16 million.

•	The effect of late priced crudes and other less important factors reduced results by Eu49 million.

In Spain, fuel margins at service stations were higher than in second quarter 2006 and in ABB, light product sales to our own marketing network were up 7.1% year-on-year and margins improved thanks to the evolution of international product prices.

In the LPG business, the maximum price for bottled LPG was down 6.7% following the price revision in Spain in April 2007, while the price for the reference raw material increased by 14.6%.

First half 2007 results

Adjusted income from operations in first half 2007 was Eu1,301 million, mainly because of the following factors:

•	The $1.64/bbl increase in refining margins boosted income by approximately Eu260 million

•	The depreciation of the dollar against the euro in the first half of the year reduced income by Eu88.

•	The differentials in cost of sales at replacement costs (CCS) and the MIFO system generated a negative impact in first half 2007 of Eu155 million in comparison with the same period a year ago.

•	The positive evolution of the margin-volume mix in marketing and LPG activities improved income by Eu153 million.

•	The effect late priced crudes and other less important factors reduced results by Eu50 million.

Second quarter 2007 investments in the Refining & marketing area were Eu171 million and Eu386 million in the first six months of the year, 26.6% higher than in the same period a year before. Investments were mainly spent on current refining projects, upgrading operations and installations, safety and the environment, fuel quality, and conversion.

2.3. CHEMICALS

Unaudited figures (IFRS)

2Q 2006	1Q 2007	2Q 2007	% Variation 2Q07/2Q06		Jan-Jun 2006	Jan-Jun 2007	% Variation 07/06
84	88	82	-2.4	INCOME FROM OPERATIONS (Million euro)	123	170	38.2
86	88	82	-4.7	ADJUSTED INCOME FROM OPERATIONS (Million euro)	126	170	34.9
1,167	1,147	1,206	3.3	CHEMICAL PRODUCT SALES (Thousand tons)	2,334	2,353	0.8
39	40	37	-5.1	INVESTMENTS (Million euro)	70	77	10.0

2Q 2006	1Q 2007	2Q 2007	% Variation 2Q07/2Q06	INTERNATIONAL MARGIN INDICATORS	Jan-Jun 2006	Jan-Jun 2007	% Variation 07/06
449	557	485	8.0	Cracker (Euro per ton)	444	521	17.3
345	340	360	4.3	Derivatives Europe (Euro per ton)	346	350	1.2
238	351	263	10.5	Derivatives Latin America (US$ per ton)	238	307	29.0

These indicators represent feedstock margins based on international petrochemical product prices for reference markets, incorporating the main products in the Repsol YPF chemical product mix, and weighted according to the nominal capacity of production plants.

Adjusted income from operations in the Chemicals area in second quarter 2007 totalled Eu82 million versus Eu86 million in the same quarter a year earlier.

Wider margins and higher derivative sales in Europe were offset by weaker methanol activities in Latin America.

First half 2007 results

Adjusted income from operations in first half 2007 was Eu170 million, 34.9% up year-on-year, mainly because of enhanced international margins on basic petrochemicals and derivatives in Latin America and lower energy costs.

Second quarter 2007 investments in Chemicals were Eu37 million, 5.1% less than in second quarter 2006.

Investments in first half 2007 totalled Eu77 million, 10.0% higher than in the same period last year. The main expenditures in this period include the construction of a benzene plant with a 190kt/year capacity due to come on stream in the second half of the year, and a 33% increase in the capacity of the PO/SM plant, both in Tarragona.

2.4. GAS & POWER

Unaudited figures (IFRS)

2Q 2006	1Q 2007	2Q 2007	% Variation 2Q07/2Q06		Jan-Jun 2006	Jan-Jun 2007	% Variation 07/06
105	149	119	13.3	INCOME FROM OPERATIONS (Million euro)	246	268	8.9
80	149	95	18.8	ADJUSTED INCOME FROM OPERATIONS (Million euro)	191	244	27.7
82	48	74	-9.8	INVESTMENTS (Million euro)	165	122	-26.1

Adjusted income from operations in second quarter 2007 climbed 18.8% year-on-year to Eu95 million versus Eu80 million posted a year ago. These results discount the impact of the sale of Enagas shares in second quarter 2006, and Naturgas in the same period in 2007.

As in previous quarters, the rise in income from operations reflects positive earnings performance of Gas Natural SDG. Latin American activities and the natural gas marketing business in Spain were particularly strong, more than compensating the impact of the drop in the power business in Spain resulting from lower electricity pool prices.

Results from gas distribution activities in Spain increased in line with the remuneration recognised for Gas Natural SDG for 2007.

In Latin America, results were higher mostly because of the positive performance of distribution activities in Colombia and Brazil. Earnings growth is particularly noteworthy in a context of devaluation both of the dollar and local currencies against the euro.

Natural gas marketing in Spain continues to show ongoing improvement thanks to the company’s strategy of optimising the portfolio of gas contracts in the liberalised market and a pricing policy aligned to current market conditions.

First half 2007 results

Income from operations in the first half was 27.7% higher year-on-year, reaching Eu244 million versus Eu191 million in the same period a year earlier.

Investments in Gas & power in second quarter 2007 totalled Eu74 million. In the first six months, these totalled Eu122 million and were mainly allotted to the gas distribution business in Spain and power generation projects.

2.5. CORPORATE AND OTHERS

This caption reflects income not attributable to operating areas. An expense of Eu86 million was booked in second quarter 2007, in line with first quarter 2007.

3. FINANCIAL INCOME/CHARGES, DEBT, AND INVESTMENTS

Unaudited figures (IFRS)

BREAKDOWN OF NET DEBT (Million euro)	1Q07	2Q07	% Variation 2Q07/1Q07	Jan - Jun 2007
NET DEBT AT THE START OF THE PERIOD	4,396	4,426	0.7	4,396
EBITDA	-2,036	-2,238	9.9	-4,274
VARIATION IN TRADE WORKING CAPITAL	16	663	4,043.8	679
INVESTMENTS (1)	1,250	961	-23.1	2,211
DIVESTMENTS	-39	-92	135.9	-131
DIVIDENDS (including affiliates)	452	32	-92.9	484
TRANSLATION DIFFERENCES (2)	-53	-56	5.7	-109
TAXES PAID	355	688	93.8	1,043
OTHER MOVEMENTS	85	116	36.5	201
NET DEBT AT THE CLOSE OF THE PERIOD	4,426	4,500	1.7	4,500
NET DEBT + PREFERRED SHARES AT THE CLOSE OF THE PERIOD	7,924	7,984	0.8	7,984
Debt ratio
CAPITAL EMPLOYED (Million euro)	26,755	27,113	1.3	27,113
NET DEBT/ CAPITAL EMPLOYED (%)	16.5	16.6	0.6	16.6
NET DEBT + PREFERRED SHARES / CAPITAL EMPLOYED (%)	29.6	29.5	-0.7	29.5

(1)	There were additional financial investments totalling Eu168 million bringing total investment to Eu2,379 million (see investment table)

(2)	At 30 June 2007, Eu1 = $1.348

The company’s net debt at the end of first half 2007 was Eu4,500 million, showing a slight rise of Eu104 million against the 30 December 2006 figure.

The volume of EBITDA generated in these six months made it possible to amply finance Eu2,211 million of investments in this period, the Eu440 million interim dividend against 2006 results, and Eu44 million in dividends to minority interests.

The Net Debt/Capital employed ratio at 30 June 2007 stood at 16.6%. Including preferred shares, the ratio is 29.5%.

The financial results caption in second quarter 2007 reflects and expense of Eu45 million versus Eu226 million in the same period a year ago. This reduction is mainly attributable to:

•	Eu25 million less in interest charges as a result of a Eu120 million reduction in average debt and higher returns on financial investments.

•	An increase of Eu73 million in financial income in first half 2007 on the back of the positive impact of marked-to-market financial derivatives resulting from higher euro interest rates.

•	Eu65 million in higher financial income due to interest accrued on tax provisions that were reverted.

•	Eu62 million in higher financial income in first half 2007 as a consequence of higher capitalised interest on upstream assets.

Unaudited figures (IFRS)

2Q 2006	1Q 2007	2Q 2007	% Variation 2Q07/2Q06	FINANCIAL EXPENSES (Million euro)	Jan-Jun 2006	Jan-Jun 2007	% Variation 07/06
89	83	75	-15.3	NET INTEREST EXPENSE	183	158	-13.7
47	46	47	0.0	DIVIDENDS PAID ON PREFERRED SHARES	93	93	0.0
-4	-40	-31	675.0	CAPITALISED INTEREST	-9	-71	688.9
37	14	-19	—	DERIVATIVES. AND PROVISIONS	73	-5	—
-75	-65	-55	-26.7	TRANSLATION DIFFERENCES	-145	-120	-17.2
13	-48	38	192.3	OTHER FINANCIAL INCOME (EXPENSES)	31	-10	132.6
107	-10	55	-48.6	TOTAL	226	45	-80.1

4. OTHER CAPTIONS ON THE PROFIT AND LOSS ACCOUNT

4.1. TAXES

The effective tax corporate tax rate for second quarter 2007 was 39.2%. The tax rate in the first six months was 38%, affected by the reversion of tax provisions as mentioned in the note for first quarter 2007 results. The tax rate for full-year 2007 is estimated at 40%.

4.2. EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

Unaudited figures (IFRS)

2Q 2006	1Q 2007	2Q 2007	% Variation 2Q07/2Q06	BREAKDOWN OF UNCONSOLIDATED AFFILIATES (Million euro)	Jan-Jun 2006	Jan-Jun 2007	% Variation 07/06
10	15	11	10.0	E&P	27	26	3.7
7	15	11	57.1	R&M	15	26	73.3
1	—	1	0.0	CHEMICALS	1	1	0.0
—	—	2	—	G&P	1	2	100.0
18	30	25	38.9	TOTAL	44	55	25.0

Income from equity-accounted companies in second quarter 2007 totalled Eu25 million in comparison to Eu18 million in the same quarter 2006, mainly resulting from the increased contribution of CLH and Atlantic.

4.3. MINORITY INTERESTS

Minority interests in second quarter 2007 were Eu49 million versus Eu16 million in second quarter 2006. This increase was achieved thanks to income growth in La Pampilla and Andina.

5. HIGHLIGHTS

We would like to highlight the following events that have arisen since our last quarterly report:

In the Corporation, the Repsol YPF Board of Directors in its meeting on 30 May, after obtaining the favourable opinion of the Nominations and Remuneration Committee, approved the appointment of the Director, Luís Carlos Croissier Batista, as member of the Strategy, Investments, and Competition Committee, and that of Angel Durández Adeva as member of the Audit and Control Committee. The Board also agreed to accept the resignation of Artur Carulla Font as member of the Audit and Control Committee.

At the proposal of its Chairman and CEO, Antonio Brufau, the Repsol YPF Board of Directors, also in its 30 May meeting, approved a new organizational structure orientated towards the execution of the major projects currently promoted by the company and laying the groundwork for future development. The new Repsol YPF organizational structure incorporates the role of Chief Operating Officer (COO) reporting directly to the Chairman and responsible for the coordination and control of all the company’s business units. The COO will also strive to take advantage of existing synergies among the various units to maximise their contribution to the Company’s profit and loss account. Two new corporate divisions have been incorporated: Liquefied Natural Gas (LNG) and the YPF Corporate Division, which will be in charge of capitalising on Repsol YPF’s assets in Argentina.

On 5 June, the company paid a final gross dividend of Eu0.36 per share, bringing the total gross dividend for 2006 to Eu0.72 per share, 20% higher than in the previous year.

Madrid, 26 July 2007

Investor Relations

E-mail: INVERSORES@repsolypf.com

Pº Castellana 278-280

28046 Madrid (Spain)

Tel. 34 913 48 55 48

Fax. 34 913 48 87 77

Website: www.repsolypf.com

A conference call for analysts and institutional investors is scheduled today, 26 July at 2:00 p.m. CET to report on Repsol YPF’s second quarter 2007 results.

The conference call can be followed live in the company’s website (www.repsolypf.com).

A recording of the entire conference call will be available for at least one month at the company’s website www.repsolypf.com for investors and any interested party.

TABLES

2nd QUARTER 2007 RESULTS

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-JUNE
	2Q06	1Q07	2Q07	2006	2007
EBITDA	2,357	2,036	2,238	4,711	4,274
Income from continuous operations before financial expenses	1,690	1,407	1,440	3,294	2,847
Financial expenses .	(107)	10	(55)	(226)	(45)
Income of discontinued operations before tax	—	—	—	—	—
Income before income tax and income of associates	1,583	1,417	1,385	3,068	2,802
Income tax	(665)	(522)	(543)	(1,289)	(1,065)
Share in income of companies carried by the equity method	18	30	25	44	55
Income for the period	936	925	867	1,823	1,792
ATTRIBUTABLE TO:
Minority interests	16	37	49	41	86

EQUITY HOLDERS OF THE PARENT	920	888	818	1,782	1,706

Earnings per share accrued by parent company (*)
* Euros/share	0.75	0.73	0.67	1.46	1.40
* $/ADR	0.96	0.97	0.91	1.85	1.89

(*)	Repsol YPF, S.A. Company stock consists of 1,220,863,463 shares.

Dollar/euro exchange rate at date of closure of each quarter
1.270 dollars per euro in 2Q06
1.332 dollars per euro in 1Q07
1.351 dollars per euro in 2Q07

BREAKDOWN OF REPSOL YPF RESULTS ADJUSTED TO NON RECURRING ITEMS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	2Q 06			JANUARY-JUNE 2006
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,690	(88)	1,602	3,294	(108)	3,186
Exploration & Production	1,012	(4)	1,008	1,928	(1)	1,927
Refining & Marketing	646	(70)	576	1,249	(68)	1,181
Chemicals	84	2	86	123	3	126
Natural gas & Power	105	(25)	80	246	(55)	191
Corporate & others	(157)	9	(148)	(252)	13	(239)
Financial expenses	(107)	—	(107)	(226)	—	(226)
Income of discontinued operations before tax	—		—	—	—	—
Income before income tax and income of associates	1,583	(88)	1,495	3,068	(108)	2,960
Income tax	(665)	25	(640)	(1,289)	27	(1,262)
Share in income of companies carried by the equity method	18	—	18	44	—	44
Income for the period	936	(63)	873	1,823	(81)	1,742
ATTRIBUTABLE TO:
Minority interests	16	—	16	41	—	41

EQUITY HOLDERS OF THE PARENT	920	(63)	857	1,782	(81)	1,701

	1Q 07			JANUARY-MARCH 2007
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,407	2	1,409	1,407	2	1,409
Exploration & Production	625	—	625	625	—	625
Refining & Marketing	637	(4)	633	637	(4)	633
Chemicals	88	—	88	88	—	88
Natural gas & Power	149	—	149	149	—	149
Corporate & others	(92)	6	(86)	(92)	6	(86)
Financial expenses	10	(65)	(55)	10	(65)	(55)
Income of discontinued operations before tax	—	—	—	—	—	—
Income before income tax and income of associates	1,417	(63)	1,354	1,417	(63)	1,354
Income tax	(522)	18	(504)	(522)	18	(504)
Share in income of companies carried by the equity method	30	(5)	25	30	(5)	25
Income for the period	925	(50)	875	925	(50)	875
ATTRIBUTABLE TO:
Minority interests	37	—	37	37	—	37

EQUITY HOLDERS OF THE PARENT	888	(50)	838	888	(50)	838

	2Q 07			JANUARY-JUNE 2007
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,440	(24)	1,416	2,847	(22)	2,825
Exploration & Production	657	—	657	1,282	—	1,282
Refining & Marketing	668	—	668	1,305	(4)	1,301
Chemicals	82	—	82	170	—	170
Natural gas & Power	119	(24)	95	268	(24)	244
Corporate & others	(86)	—	(86)	(178)	6	(172)
Financial expenses	(55)	—	(55)	(45)	(65)	(110)
Income of discontinued operations before tax	—	—	—	—	—	—
Income before income tax and income of associates	1,385	(24)	1,361	2,802	(87)	2,715
Income tax	(543)	5	(538)	(1,065)	23	(1,042)
Share in income of companies carried by the equity method	25	—	25	55	(5)	50
Income for the period	867	(19)	848	1,792	(69)	1,723
ATTRIBUTABLE TO:
Minority interests	49	—	49	86		86

EQUITY HOLDERS OF THE PARENT	818	(19)	799	1,706	(69)	1,637

BREAKDOWN OF REPSOL YPF REVENUES FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-JUNE
	2Q06	1Q07	2Q07	2006	2007
Exploration & Production	2,623	2,385	2,368	5,109	4,753
Spain	50	26	21	104	47
ABB	1,443	1,328	1,322	2,807	2,650
Rest of World	1,130	1,031	1,025	2,198	2,056
Refining & Marketing	11,567	10,205	10,831	23,075	21,036
Spain	8,076	6,718	7,251	16,330	13,969
ABB	1,981	2,020	1,910	3,854	3,930
Rest of World	1,510	1,467	1,670	2,891	3,137
Chemicals	1,246	1,179	1,380	2,371	2,559
Spain	899	866	1,019	1,737	1,885
ABB	230	210	226	427	436
Rest of World	117	103	135	207	238
Natural Gas & Power	754	850	722	1,751	1,572
Corporate & others	(1,894)	(1,681)	(1,698)	(3,826)	(3,379)

TOTAL	14,296	12,938	13,603	28,480	26,541

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-JUNE
	2Q06	1Q07	2Q07	2006	2007
Exploration & Production	1,012	625	657	1,928	1,282
Spain	16	5	(10)	31	(5)
ABB	424	170	221	839	391
Rest of World	572	450	446	1,058	896
Refining & Marketing	646	637	668	1,249	1,305
Spain	509	407	480	992	887
ABB	67	162	97	148	259
Rest of World	70	68	91	109	159
Chemicals	84	88	82	123	170
Spain	40	26	42	41	68
ABB	41	49	25	71	74
Rest of World	3	13	15	11	28
Natural Gas & Power	105	149	119	246	268
Corporate & others	(157)	(92)	(86)	(252)	(178)

TOTAL	1,690	1,407	1,440	3,294	2,847

BREAKDOWN OF REPSOL YPF EBITDA

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-JUNE
	2Q06	1Q07	2Q07	2006	2007
Exploration & Production	1,479	1,115	1,180	2,879	2,295
Spain	21	22	(11)	41	11
ABB	779	564	618	1,549	1,182
Rest of World	679	529	573	1,289	1,102
Refining & Marketing	744	677	838	1,508	1,515
Spain	564	400	578	1,145	978
ABB	98	200	144	217	344
Rest of World	82	77	116	146	193
Chemicals	128	138	124	219	262
Spain	68	60	67	103	127
ABB	48	56	33	87	89
Rest of World	12	22	24	29	46
Natural Gas & Power	137	183	158	309	341
Corporate & others	(131)	(77)	(62)	(204)	(139)

TOTAL	2,357	2,036	2,238	4,711	4,274

BREAKDOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited Figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-JUNE
	2Q06	1Q07	2Q07	2006	2007
Exploration & Production	651	1,048	434	1,126	1,482
Spain	—	1	5	1	6
ABB	284	227	259	502	486
Rest of World	367	820	170	623	990
Refining & Marketing	171	215	171	305	386
Spain	96	116	114	174	230
ABB	56	89	43	102	132
Rest of World	19	10	14	29	24
Chemicals	39	40	37	70	77
Spain	25	26	25	50	51
ABB	7	6	4	10	10
Rest of World	7	8	8	10	16
Natural Gas & Power	82	48	74	165	122
Corporate & others	24	26	286	60	312

TOTAL	967	1,377	1,002	1,726	2,379

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	DECEMBER 2006	JUNE 2007
Goodwill	3,422	3,396
Other intangible assets	1,156	1,045
Property, Plant and Equipment	23,475	24,240
Long term financial assets	1,170	1,283
Other non-current assets	903	903
Deferred tax assets	913	877
Assets held for sale	249	5
Current assets	11,069	12,388
Temporary cash investments and cash on hand and in banks	2,844	2,169

TOTAL ASSETS	45,201	46,306

Total equity
Attributable to equity holders of the parent	17,433	18,489
Minority interests	609	640
Non-current provisions for contingencies and expenses	2,957	2,792
Deferred tax liabilities	2,707	2,566
Subsidies and deferred revenues	224	231
Preferred shares	3,445	3,484
Non-current financial debt	7,038	6,431
Financial lease liabilities	561	554
Other non-current debt	449	428
Current financial debt	1,556	1,637
Other current liabilities	8,222	9,054

TOTAL EQUITY AND LIABILITIES	45,201	46,306

FINANCIAL RATIOS

NET DEBT	4,396	4,500

CAPITAL EMPLOYED	25,883	27,113

ROACE before non-recurrent liabilities	13.8%	13.5%

STATEMENT OF CASH FLOW

JANUARY - JUNE 2006 and 2007

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	JANUARY-JUNE
	2006	2007
I. CASH FLOWS FROM OPERATIONS
Income before taxes	3,071	2,771
Adjustments:
Minority interests	41	86
Income from equity-accounted companies	(44)	(55)
Amotizations	1,453	1,508
Net operating provisions	194	44
Income/expenses from disposal of non-trade assets	(56)	(50)
Accrued financial charges	226	45
Other adjustments	(174)	(75)

EBITDA	4,711	4,274
Actual variation in trade working capital	(1,080)	(679)
Dividends received from equity method accounted companies	68	93
Income taxes paid	(1,206)	(1,043)
Provisions used	(260)	(122)

	2,233	2,523

II. CASH FLOWS FROM INVESTMENT ACTIVITIES
Investments in fixed assets and companies:
Intangible assets	(50)	(36)
Property, plant, and equipment	(1,553)	(2,064)
Invesment in consolidated companies	(21)	(22)
Other non-current assets	(102)	(257)

Total Investments	(1,726)	(2,379)
Divestments	164	137

	(1,562)	(2,242)

III. CASH FLOWS FROM FINANCING ACTIVITIES
Net financial debt received (cancelled)	(130)	(297)
Financial charges paid	(191)	(217)
Grants and other non-current cancelled liabilities and other	(4)	75
Dividends paid	(428)	(484)

	(753)	(923)

CASH AND CASH EQUIVALENTS AT THE START OF THE PERIOD	2,648	2,557
Net cash flow (I, II and III)	(82)	(642)
Other variations in cash and cash equivalents
Due to the incorporation of companies	2	—
Due to translation differences	90	(6)

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	2,658	1,909

TABLES

OPERATING HIGHLIGHTS

2nd QUARTER 2007

	OPERATING HIGHLIGHTS E&P
		2006			2007			% Variation 07 / 06
	Unit	1Q	2Q	ACCUM.	1Q	2Q	ACCUM.
HYDROCARBON PRODUCTION	K Boed	1,130.2	1,126.0	1,128.1	1,084.5	1,065.5	1,074.9	-4.7
Crude and Liquids production	K Boed	533.7	522.4	528.0	511.6	489.1	500.3	-5.3
-ABB	K Boed	369.6	386.2	378.0	379.7	372.2	375.9	-0.5
-Rest of the world	K Boed	164.1	136.2	150.1	131.9	116.9	124.4	-17.1
Natural Gas production	K Boed	596.5	603.6	600.0	572.9	576.4	574.6	-4.2
-ABB	K Boed	406.2	436.2	421.3	402.6	403.1	402.9	-4.4
-Rest of the world	K Boed	190.3	167.3	178.8	170.3	173.3	171.8	-3.9

	OPERATING HIGHLIGHTS CHEMICALS
		2006			2007			% Variation 07 / 06
	Unit	1Q	2Q	ACCUM.	1Q	2Q	ACCUM.
SALES OF PETROCHEMICALS PRODUCTS	Kt	1,168	1,167	2,334	1,147	1,206	2,353	0.8
By tipe of product
-Basic petrochemical	Kt	246	273	520	230	257	487	-6.3
-Spain	Kt	82	72	154	65	68	132	-14.1
-ABB	Kt	50	45	94	46	53	99	4.4
-Rest of the world	Kt	114	157	271	119	137	256	-5.6
-Derivative petrochemicals	Kt	922	893	1,815	917	948	1,866	2.8
-Spain	Kt	338	322	660	325	322	647	-1.9
-ABB	Kt	120	175	295	184	261	445	50.9
-Rest of the world	Kt	464	396	860	408	366	773	-10.1

OPERATING HIGHLIGHTS R&M

		2006			2007			% Variation 07 / 06
	Unit	1Q	2Q	ACCUM.	1Q	2Q	ACCUM.
CRUDE PROCESSED	M toe	14.1	14.1	28.2	14.0	15.0	29.0	3.0
-Spain	M toe	8.7	8.7	17.5	8.4	9.0	17.5	0.1
-ABB	M toe	4.5	4.4	8.9	4.6	4.8	9.4	6.4
-Rest of the world	M toe	0.9	0.9	1.8	1.0	1.1	2.1	13.8
SALES OF OIL PRODUCTS	Kt	14,469	14,736	29,205	14,502	15,701	30,203	3.4
- Sales in Spain	Kt	8,641	8,602	17,243	8,315	8,868	17,183	-0.3
- Own network	Kt	5,384	5,163	10,547	5,276	5,301	10,577	0.3
- Light products	Kt	4,383	4,232	8,615	4,356	4,287	8,643	0.3
- Other Products	Kt	1,001	931	1,932	920	1,014	1,934	0.1
-Other Sales to Domestic Market	Kt	1,862	2,018	3,880	1,664	1,727	3,391	-12.6
- Light Products	Kt	1,288	1,476	2,764	1,159	1,170	2,329	-15.7
- Other Products	Kt	574	542	1,116	505	557	1,062	-4.8
-Exports	Kt	1,395	1,421	2,816	1,375	1,840	3,215	14.2
- Light Products	Kt	453	631	1,084	497	677	1,174	8.3
- Other Products	Kt	942	790	1,732	878	1,163	2,041	17.8
- Sales in ABB	Kt	3,845	4,044	7,889	4,025	4,409	8,434	6.9
- Own network	Kt	2,449	2,603	5,052	2,597	2,784	5,381	6.5
- Light products	Kt	1,977	2,083	4,060	2,107	2,230	4,337	6.8
- Other Products	Kt	472	520	992	490	554	1,044	5.2
-Other Sales to Domestic Market	Kt	611	632	1,243	622	854	1,476	18.7
- Light Products	Kt	448	453	901	459	644	1,103	22.4
- Other Products	Kt	163	179	342	163	210	373	9.1
-Exports	Kt	785	809	1,594	806	771	1,577	-1.1
- Light Products	Kt	410	458	868	299	296	595	-31.5
- Other Products	Kt	375	351	726	507	475	982	35.3
- Sales in rest of the world	Kt	1,983	2,090	4,073	2,162	2,424	4,586	12.6
- Own network	Kt	1,313	1,402	2,715	1,576	1,709	3,285	21.0
- Light products	Kt	1,168	1,181	2,349	1,415	1,488	2,903	23.6
- Other Products	Kt	145	221	366	161	221	382	4.4
-Other Sales to Domestic Market	Kt	332	328	660	329	373	702	6.4
- Light Products	Kt	252	252	504	269	284	553	9.7
- Other Products	Kt	80	76	156	60	89	149	-4.5
-Exports	Kt	338	360	698	257	342	599	-14.2
- Light Products	Kt	102	123	225	51	73	124	-44.9
- Other Products	Kt	236	237	473	206	269	475	0.4

Other sales to the domestic market: includes sales to operators and bunker.

Exports: expressed from the country of origin.

LPG		2006			2007			% Variation 07 / 06
	Unit	1Q	2Q	ACCUM.	1Q	2Q	ACCUM.
LPG SALES	Kt	1,122	843	1,965	1,058	897	1,955	-0.5
- Sales in Spain	Kt	627	339	966	570	362	932	-3.5
- Sales in ABB	Kt	239	238	477	212	232	444	-6.8
- Sales in rest of Latam	Kt	186	219	404	205	241	446	10.4
- Sales in rest of the world	Kt	71	47	118	70	62	132	11.7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: July 26, 2007	By:	/s/ Fernando Ramírez
		Name:	Fernando Ramírez
		Title:	Chief Financial Officer